UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 0-10161
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
FIRSTMERIT CORPORATION AND AFFILIATES EMPLOYEES’ SALARY SAVINGS RETIREMENT PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
FirstMerit Corporation
III Cascade Plaza, 7th Floor
Akron, Ohio 44308

Financial Statements
FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Year Ended December 31, 2007
With Reports of Independent Registered Public Accounting Firms

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Audited Financial Statements and Supplemental Schedules
Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm — Ernst & Young LLP
Board of Directors
FirstMerit Corporation
We have audited the accompanying statement of net assets available for benefits of the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the Plan) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audits was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information which includes the schedules of assets (held at end of year) as of December 31, 2007, and reportable transactions for the year ended December 31, 2007, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Ernst & Young LLP
Akron, Ohio
July 11, 2008

To the Board of Directors
FirstMerit Corporation
Report of Independent Registered Public Accounting Firm
     We have audited the accompanying statement of net assets available for benefits of the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the “Plan”) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express on these financial statements based on our audit.
     We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year then ended in conformity with U.S. generally accepted accounting principles.
/s/Maloney + Navotny LLC
(formerly Hausser + Taylor LLC)
Cleveland, Ohio
April 25, 2007

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statements of Net Assets Available for Benefits

	December 31
	2007	2006

Assets
Investments, at fair value:
Mutual funds	$74,995,989	$62,751,873
Common/collective trust funds	8,299,942	8,370,072
FirstMerit Corporation common stock	42,849,251	53,519,800
Loans to participants	998,375	1,094,307

Total investments	127,143,557	125,736,052

Receivables:
Contributions from participants	304,833	296,773
Contributions from employer	1,718,744	1,248,557
Investment income	2,547	1,980

Total receivables	2,026,124	1,547,310

Net assets available for benefits at fair value	129,169,681	127,283,362

Adjustments from fair value to contract value for fully-benefit responsive investment contracts	214,050	220,303

Net assets available for benefits at contract value	$129,383,731	$127,503,665

See accompanying notes.

First Merit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2007

Additions
Interest and dividends	$4,053,276
Employee contributions	7,861,243
Employer contributions	5,059,209
Rollovers from participants	315,791

Total additions	17,289,519

Deductions
Net depreciation of investments	3,748,388
Benefits paid to participants	11,661,065

Total deductions	15,409,453

Net increase	1,880,066
Net assets available for benefits at beginning of year	127,503,665

Net assets available for benefits at end of year	$129,383,731

See accompanying notes.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements
Year Ended December 31, 2007
1. Description of the Plan
The following brief description of the FirstMerit Corporation and Affiliates Employees’ Salary Savings Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.
The Board of Directors of FirstMerit Corporation (FirstMerit or the Corporation) established this defined contribution plan as of October 1, 1985. The Plan covers all employees of First Merit who have six months of service and have attained the age of twenty-one. The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Contributions
The Plan permits each participant to contribute from 1% to 50% of compensation. Such contributions are known as voluntary pretax employee contributions. A participant’s voluntary pretax contributions and earnings are immediately vested and nonforfeitable. Contributions are subject to certain limitations.
FirstMerit contributes as a matching contribution an amount equal to 50% of the participant’s voluntary pretax contribution. FirstMerit will not make a matching contribution with respect to any portion of a participant voluntary pretax contribution that exceeds 6% of the participant’s basic compensation. These employer matching contributions and earnings thereon are immediately vested and nonforfeitable.
The Plan also includes a supplemental matching account whereby FirstMerit makes additional matching contributions equal to 50% of the participant’s voluntary pretax employee contributions which do not exceed 3% of the participant’s basic compensation. These employer supplemental matching contributions and earnings thereon are immediately vested and are nonforfeitable.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements (Continued)
1. Description of the Plan (continued)
For plan years beginning on and after January 1, 2005, FirstMerit may make profit sharing contributions from time to time in such amounts as may be determined by FirstMerit’s Board of Directors. Such profit sharing contributions will be allocated among those eligible participants in the plan who are employed on the last day of a plan year in the proportion that such participant’s plan compensation for the plan year bears to the total plan compensation of all eligible participants. The profit sharing contribution will be allocated to each participant’s Profit Sharing Contribution Employee Stock Ownership Plan (ESOP) account. The profit sharing contribution and earnings thereon for each participant are 100% vested after completing five years of service.
Investment Options
The Plan provides for 15 investment options (Investment Funds) available to participants, which include the following:
Aim Short-Term Liquid Asset Fund – The fund primarily invests in short-term money market instruments that blend top-tier, high quality obligations including commercial paper, certificates of deposit, promissory notes, municipal securities and repurchase agreements.
American Century Capital Preservation Fund – The fund seeks to provide conservative investors with a high quality portfolio, current income, and relative safety. This fund in U.S. Treasury, government agency securities and repurchase agreements backed by government securities.
Fidelity Advisor Equity Growth Fund – The fund invests in attractively priced stocks of companies that demonstrate the potential for above-average earnings and revenue growth, a strategy that may translate into strong returns for investors.
Fidelity Balanced Fund – The fund seeks income and capital growth consistent with reasonable risk by investing approximately 60% of the fund’s assets in equities and the remainder in a broadly diversified portfolio of debt securities.
American Funds Growth Fund of America – The fund seeks growth of capital over the long-term by investing primarily in a diversified portfolio of U.S. common stocks of well-known and established companies with a market capitalization of at least $200 million.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements (Continued)
1. Description of the Plan (continued)
T. Rowe Price Retirement Funds – These four target retirement funds invest in diversified portfolios of mutual funds consisting of stocks and bonds and become more conservative over time. Each of the four funds has a different time horizon (target retirement years of 2015, 2025, 2035 and 2045).
T. Rowe Price Small-Cap Stock Fund – The fund seeks long-term growth of capital through investment in stock of small companies that are potentially undervalued or have growth prospects.
Vanguard 500 Index Fund Admiral – The fund seeks long-term investment results that correspond with the price and yield performance of the S&P 500 Index. The fund tracks the performance of the S&P 500 Index, which is primarily the stock of large U.S. companies.
FirstMerit Corporation Common Stock – The Plan provides for participants to invest directly in common shares of the Corporation. Each participant electing to purchase common shares of the Corporation through the Plan is permitted to vote such common shares in the same manner as any other shareholder and is furnished proxy materials to such effect. Dividends paid by FirstMerit are either reinvested in the Plan or paid quarterly, at the option of the participant.
Dodge & Cox Stock Fund – The fund primarily seeks long-term growth of principal and income, and secondarily, to achieve reasonable current income. The fund invests in a broadly diversified portfolio of common stocks believed to be undervalued.
Dodge & Cox International Stock Fund – The fund is a value fund that invests primarily in large capital non-U.S. equities. The fund is appropriate for investors with a long-term horizon and risk tolerance for foreign equity investments.
SEI Stable Asset Fund – The fund seeks to preserve principal and earn current income through a diversified portfolio of high quality investments, including wrapped fixed income investments to enhance credit quality and diversification.
Vanguard Mid-Cap Index Fund – The fund seeks to match performance of a benchmark index of mid-capitalization stocks. The fund employs a passive management strategy designed to track performance of the MSCI Mid Cap 450 Index.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements (Continued)
1. Description of the Plan (continued)
Vanguard Total Stock Market Index Fund – The fund seeks to match performance of a benchmark index of the overall stock market. The fund primarily invests in the 1,300 largest U.S. common stocks in the Wilshire 5000 Total Stock Market Index.
PIMCO Total Return Fund – The fund seeks maximum total return, consistent with preservation of capital and prudent investment management. The fund invests primarily in a diversified portfolio of fixed income instruments of various maturities.
During the plan year ended December 31, 2007, the Fidelity Blue Chip Growth Fund and Templeton Foreign Fund were removed as investment options.
Participants’ Accounts
FirstMerit Bank, N.A., a subsidiary of FirstMerit, as the trustee for the Plan, maintains separate accounts for each participant. Participants can contribute to one investment or a combination thereof with the minimum investment in any option of 5%. Employer matching, supplemental matching, and profit sharing plan contributions are invested solely in FirstMerit common stock purchased on the open market by the trustee.
Payment of Benefits
Distributions to participants are made by one or more of the following methods: (1) a single lump-sum payment, in cash and/or FirstMerit common stock; or (2) payments in equal or nearly equal monthly, quarterly, semiannual, or annual installments over any period not exceeding 10 years or the participant’s life expectancy at the date such payments commence, if less. Benefit distributions are recorded when paid.
Participant Loans
The loan feature allows participants to borrow against amounts accumulated in the plan on their behalf. The Plan Agreement sets forth guidelines as to certain limitations, and permissible interest rates and repayment terms.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements (Continued)
1. Description of the Plan (continued)
Administrative Expenses
All expenses associated with administering the Plan, including the trustee’s fees and brokerage commissions on purchases of and transfers between Investment Funds, are paid by FirstMerit.
Diversification
Plan participants have the ability to diversify out of the mandatory FirstMerit common stock investment accounts. As of the first day of the calendar quarter immediately following each participant’s three year service anniversary, participants’ Matching ESOP Accounts will be moved to new Matching Diversification ESOP Accounts, which permit transfer of investments from FirstMerit’s common stock to other investment options. In addition, participants’ future semi-monthly employer matching contributions, including supplemental contributions, may also be directed to any of the available investment options, as well as FirstMerit common stock after attaining three years of service.
Further, if participants have completed at least 10 years of participation in the Plan and attained age 55, they are “Qualified Members.” Qualified Members have the right to make an election to direct the investment of a portion of their Supplemental Retirement ESOP Account. Within 90 days after the close of each Plan Year in the six-Plan Year period beginning with the Plan Year in which they first become Qualified Members, they may elect to diversify the investment up to 25% of these accounts. In the last year of the six-Plan Year period, the percentage increases to 50%. The amounts they may elect to diversify may be invested in any of the Investment Funds described above.
Plan Termination
Although it has not expressed any intent to do so, the Plan may be terminated by unanimous action of the FirstMerit Corporation Board of Directors. In the event the Plan is terminated, FirstMerit will direct the trustee to distribute the assets of the trust fund, after payment of any expenses properly chargeable against the trust fund, to participants in proportion to the value of their total account balances as of the date of termination, in cash or in kind and in such a manner as FirstMerit shall determine.
Plan Amendments
During the year ended December 31, 2007, certain amendments were made to the Plan. These amendments did not have a material impact on the financial statements.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements (Continued)
2. Summary of Significant Accounting Policies
Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Valuation of Investments
Investments in FirstMerit common stock and mutual funds are stated at fair value. The fair value of marketable securities is based on quotations obtained from national securities exchanges.
As described in the Financial Accounting Standards Board Staff Position, AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies subject to the AICPA Investment Company Guide and Defined Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by defined-contribution plans are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trust as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The net assets available for benefits at December 31, 2006 has been restated to comply with the FSP.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements (Continued)
2. Summary of Significant Accounting Policies (continued)
The Plan invests in investment contracts through a common collective trust (SEI Stable Asset Fund.) As required by the FSP, the statement of net assets available for benefits presents the fair value of the investment in the common collective trusts as well as the adjustment from fair value to contract value for fully benefit-responsive investment contracts. The fair value of the Plan’s interest in the SEI Stable Asset Fund is based upon information reported by the issuer of the common collective trust at year-end. The contract value of the SEI Stable Asset Fund represents contributions plus earning, less participant withdrawals and administrative expenses.
Reclassifications
Certain previously reported amounts have been reclassified to conform to the current reporting presentation.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements (Continued)
2. Summary of Significant Accounting Policies (continued)
New Accounting Pronouncement
In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 157 (SFAS 157), Fair Value Measurements. SFAS 157 clarifies that fair value of certain assets and liabilities is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. Adoption of SFAS 157 is not expected to have a material impact on the Plan.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements (Continued)
3. Investments
During 2007, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

Net Realized and Unrealized
Appreciation (Depreciation)
in Fair Value of Investments
Mutual Funds	$4,943,062
FirstMerit Corporation common stock	(8,691,450)

$(3,748,388)

The fair values of investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2007	2006
American Funds Growth Fund of America	$12,692,948	$10,869,245
Fidelity Advisor Equity Growth Fund	11,793,885	9,877,223
Dodge & Cox International Stock Fund	9,762,979	6,800,179
Dodge & Cox Stock Fund	8,376,789	7,534,408
SEI Stable Asset Fund	8,513,992	8,370,072
Vanguard 500 Index Fund Signal	10,813,758	—
Vanguard 500 Index Fund Admiral	—	10,768,532
FirstMerit Corporation common stock (Participant and Non-Participant Directed)	42,849,251	53,519,800

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements (Continued)
4. Non-participant-Directed Investments
FirstMerit Corporation common stock investment can either be participant directed or non-participant directed. Information about the net assets and the significant components of changes in net assets related to the FirstMerit Corporation common stock investment as follows:

	December 31,
	2007	2006
Investments, at fair value:
FirstMerit Corporation common stock	$42,849,251	$53,519,800

Year Ended
December 31,
2007
Change in net assets:
Contributions	$3,489,660
Dividends	1,781,327
Net realized and unrealized depreciation in fair value	(8,767,328)
Distributions to participants	(7,174,208)

$(10,670,549)

5. Party-in-Interest Transactions
Transactions involving participant loans and common stock of FirstMerit Corporation, the Plan’s sponsor, are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements (Continued)
6. Risks and Uncertainties
The Plan holds investments in various investment securities. The Plan generates a significant portion of its earnings from investments in domestic and international mutual funds and FirstMerit Corporation common stock. FirstMerit Corporation common stock represents a significant concentration of the Plan’s total investments. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. Tax Status
The Internal Revenue Service has determined and informed FirstMerit by a letter dated May 9, 2001, that the Plan is qualified under Section 401(a) of the Internal Revenue Code and, therefore, the related trust is exempt from taxation. Although the Plan has been amended since receiving the determination letter, the Plan Sponsor and the Plan’s tax counsel believe that the Plan, as amended, is qualified and the related trust is tax exempt.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
Notes to Financial Statements (Continued)
8. Difference between the Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

December 31, 2007
Net assets available for benefits as reported in the Plan financial statements	$129,383,731
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	(214,050)

Net assets available for benefits per the Form 5500	$129,169,681

The following is a reconciliation of net investments gain (loss) from investments:

Year Ended
December 31,
2007
Interest and dividends from investments	$4,053,276
Net depreciation from investment accounts	(3,748,388)

Net investment gain from investments as reported in the financial statements	304,888
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	6,253

Net investment gain from investments as reported in the Form 5500	$311,141

9. Subsequent Event
Effective January 1, 2008, commencing on the first day of the calendar quarter after being credited with six months of employment with FirstMerit, a participant may transfer up to 100% of his or her Matching Contribution ESOP Account among the investment funds available.

Supplemental Schedules

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
EIN: 34-1339938 Plan Number: 002
Schedule H, Line 4i — Schedule of Assets
(Held at End of Year)
December 31, 2007

Identity of Issuer Borrower,	Description of			Current
Lessor, or Similar Party	Investments	Cost		Value

AIM	Aim Short-Term Liquid Asset Fund	$		$25,527
Dodge & Cox	Dodge & Cox International Stock Fund			9,762,978
	Dodge & Cox Stock Fund			8,376,789
Fidelity	Fidelity Advisor Equity Growth Fund			11,793,885
	Fidelity Balanced Fund			4,307,398
American Funds	American Funds Growth Fund of America			12,692,948
T. Rowe Price	T. Rowe Price Retirement Fund 2045			88,172
	T. Rowe Price Retirement Fund 2035			448,452
	T. Rowe Price Retirement Fund 2025			442,539
	T. Rowe Price Retirement Fund 2015			1,098,168
	T. Rowe Price Small-Cap Stock Fund			4,440,014
SEI	SEI Stable Asset Fund			8,513,992
Vanguard	Vanguard Mid-Cap Index Fund Signal Shares			3,861,903
	Vanguard Total Stock Market Index Fund Signal Shares			1,218,692
	Vanguard 500 Index Fund Signal Shares			10,813,758
PIMCO	PIMCO Total Return Fund			5,624,766
*FirstMerit Corporation	FirstMerit Corporation common stock		50,492,084	42,849,251

			50,492,084	126,359,232
* Participants	Participant loans
	At interest rates ranging from 3.29% - 11.75% with various maturity dates			998,375

			$50,492,084	$127,357,607

*	Indicates party-in-interest to the Plan
Note: Historical cost information is disclosed for FirstMerit Corporation commons stock since investment can either be participant or non-participant directed. Historical cost information is not disclosed for all other investments since they are solely participant directed.

FirstMerit Corporation and Affiliates
Employees’ Salary Savings Retirement Plan
EIN: 34-1339938 Plan Number: 002
Schedule H, Line 4j — Schedule of Reportable Transactions
Year Ended December 31, 2007

(h)
Current
Value of
(a)		(c)	(d)	(g)	Asset on	(i)
Identity of	(b)	Purchase	Selling	Cost of	Transaction	Net Gain
Party Involved	Description of Assets	Price	Price	Asset	Date	or (Loss)

Category (iii) — A transaction is a reportable transaction under this category if, a series of transactions involving securities of the same issue when aggregated involving an amount in excess of 5% of the current value of plan assets.
FirstMerit Corporation	338,471 shares common stock
Issue: 337916102	40 transactions	$7,029,748	N/A	N/A	$7,029,748	N/A

FirstMerit Corporation	354,404 shares common stock
Issue: 337915102	233 transactions	N/A	$7,946,662	$9,071,156	7,946,662	$(1,124,494)
There were no category (i), (ii) or (iv) reportable transactions during the plan year.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.
FirstMerit Corporation and Affiliates Employees’
Salary Savings Retirement Plan

By:	/s/ Terrence E. Bichsel
Terrence E. Bichsel
Executive Vice President and Chief Financial Officer

Date: July 11, 2008

Exhibit Index

Exhibit
Number	Exhibit
23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm, dated July 11, 2008.

23.2	Consent of Maloney + Novotny, LLC, Independent Registered Public Accounting Firm, dated July 11, 2008.